(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS PRELIMINARY Q2 2021 OPERATING
RESULTS FOR THE ASANKO GOLD MINE

Vancouver, British Columbia, July 15, 2021 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) reports preliminary second quarter ("Q2") operating results from the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano. The Company expects to release its full financial and operational results before the market opens on August 12, 2021. All financial information contained in this release is unaudited and reported in US$.

AGM Q2 2021 Highlights (100% basis):

  Consistent sales: Gold revenue of $95.1 million generated from 53,348 ounces sold at an average realized price of $1,782 per ounce

  Advancing development of Akwasiso Cut 3: Stripping at Akwasiso is on schedule for ore delivery in Q3 2021

  Production on target: Gold production of 50,421 ounces, in line with 2021 production guidance

  Excellence in safety: Zero total recordable injuries ("TRI") recorded in the quarter, resulting in a 12-month rolling TRI frequency rate of 0.54 per million employee hours worked

  Debt free: Repaid remaining $15 million outstanding on the revolving credit facility ("RCF")

"Stripping of Cut 3 at Akwasiso advanced during Q2 2021 with ore delivery expected to resume on schedule in Q3 2021. In line with expectations, production in Q2 was lower than the previous quarter as mill feed was sourced primarily from Esaase and augmented with lower grade run of mine stockpiles. This in turn resulted in operating costs increasing relative to the previous quarter. Operating costs are forecast to decrease from Q3 2021 once Akwasiso is brought back into production," said Matt Badylak, President and Chief Executive Officer. "Moving forward we continue to focus on achieving consistent ore supply from Akwasiso and advancing the exploration program at the AGM."

Health and Safety

During the quarter, there were no lost time ("LTI") nor recordable injuries reported resulting in 12-month rolling LTI and TRI frequency rates of 0.09 and 0.54 per million employee hours worked, respectively.

Production

In Q2, the AGM sourced ore primarily from the Esaase Main pit (while stripping of Cut 3 at Akwasiso was ongoing) as well as run of mine stockpiles. During the quarter, 1.3Mt of ore at an average gold grade of 1.2 g/t and 6.4Mt of waste were mined from the Esaase Main pit.  At the Akwasiso pit, 2.6Mt of waste was mined associated with Cut 3 stripping activities.

The processing plant milled 1.5Mt at a feed grade of 1.1 g/t during the quarter with metallurgical recovery averaging 94%.

AGM Key Production Statistics (100% basis)	Units	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Total Tonnes Mined	000 t	10,406	11,393	13,737	12,279	9,489
Waste Tonnes Mined	000 t	9,073	9,552	11,773	11,321	8,128
Ore Tonnes Mined	000 t	1,333	1,841	1,964	958	1,361
Strip Ratio	W:O	6.8:1	5.2:1	6.0:1	11.8:1	6.0:1
Average Gold Grade Mined	g/t	1.2	1.3	1.4	1.4	1.4
Ore Processed	000 t	1,475	1,444	1,438	1,467	1,638
Gold Feed Grade	g/t	1.1	1.4	1.5	1.1	1.4
Gold Recovery	%	94	95	95	93	94
Gold Produced	oz	50,421	59,999	65,571	48,974	69,026

Sales and Liquidity

Gold production for the quarter totalled 50,421 ounces with gold sales of 53,348 ounces at an average realized price of $1,782 per ounce, generating gold revenue of $95.1 million for the quarter.

At the end of the quarter, the JV held approximately $41.3 million in unaudited cash, $13.4 million in gold sales receivables and $3.1 million in gold on hand.  The AGM repaid the remaining $15 million outstanding on its RCF during the quarter and is now debt-free.

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: projected gold production and cost estimates for calendar 2021, the target date for the Company releasing its full financial and operational results and the target date for ore delivery at Akwasiso Cut 3. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that projected gold production and cost estimates for calendar 2021 will be representative of actual production and cost results for calendar 2021, that the Company's stripping at Akwasiso Cut 3 will continue to proceed on schedule to allow for ore delivery in second half of 2021, the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest, taxation and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; that the Company will maintain its title its mineral properties; that cost estimates with respect to the Company's activities are reflective of the actual costs of such activities; that the Company will retain its key personnel; and that changes in laws, rules and regulations applicable to Galiano will not disrupt the Company's operations.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the projected gold production and cost estimates for calendar 2021 referred to in this news release may not be representative of actual production and cost results for calendar 2021; the Company may not begin ore delivery at Akwasiso Cut 3 by the target date for such delivery, or at all; the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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